Exhibit 99.1

Canadian Satellite Radio Announces Exchange Offer and Consent Solicitation for 12.75 Percent Senior Notes

TORONTO, Feb. 25 /CNW/ - Canadian Satellite Radio Holdings Inc. ("CSR" or the "Company") (TSX: XSR) today announced the commencement of an exchange offer (the "Exchange Offer") for all of its outstanding US$69.8 million aggregate principal amount of 12.75 percent Senior Notes due 2014 (the "Existing Notes"). The Existing Notes were issued on February 10, 2006, in a private offering under Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act") and pursuant to applicable prospectus exemptions in Canada.

On November 24th, 2010, the Company and Sirius Canada Inc. ("Sirius") entered into a securities purchase agreement (the "Purchase Agreement") to combine the companies in an all-stock merger of equals (the "Merger").

The Company will also conduct an offering of 9.75 percent Senior Notes due 2018 (the "New Notes") to certain accredited investors in Canada, at a price to be agreed between the Company and the purchasers (the "Concurrent Offering"). The Concurrent Offering is expected to close on the same day as the Exchange Offer and Merger.

National Bank Financial Inc. and Canaccord Genuity Corp. are acting as joint-book running managers on the Concurrent Offering.

The following provides a summary of the key times and dates associated with the Exchange Offer:

Expiration Date:	5:00 p.m., New York City time, on the third business day prior to the close of the Merger.
Early Tender Date:	5:00 p.m. New York City time, on March 11, 2011, unless extended.
Withdrawal Deadline:	5:00 p.m. New York City time, on March 11, 2011, unless extended.
New Notes Deadline:	5:00 p.m. New York City time, on March 25, 2011, unless extended.

In exchange for each US$1,000 principal amount of Existing Notes properly tendered (and not validly withdrawn): (i) by the Early Tender Date, participating holders of Existing Notes will receive, at their election: (A) the Canadian dollar equivalent of US$1,015.00 principal amount of New Notes issued on the settlement date, (B) the Canadian dollar equivalent of US$1,000.00 principal amount of New Notes issued on the settlement date and a cash payment of the Canadian dollar equivalent of US$7.50 on the fifth business day following each of the Early Tender Date and the settlement date, or (C) a cash payment on the settlement date equal to the Canadian dollar equivalent of US$960, (ii) after the Early Tender Date but on or prior to the New Notes Deadline, participating holders of Existing Notes will receive, at their election: (A) the Canadian dollar equivalent of US$1,000 principal amount of New Notes on the settlement date, or (B) a cash payment on the settlement date equal to the Canadian dollar equivalent of US$960, and (iii) after the New Notes Deadline but prior to the Expiration Date, participating holders of Existing Notes will receive a cash payment on the settlement date equal to the Canadian dollar equivalent of US$960.

In conjunction with the Exchange Offer, the Company is soliciting consents to certain proposed amendments to the indenture under which the Existing Notes were issued. Adoption of the proposed amendments requires the consent of holders of Existing Notes representing at least a majority in aggregate principal amount of the outstanding Existing Notes held by persons other than the Company and its affiliates.

Pursuant to lock-up agreements, we have agreed with the holders of an aggregate of US$40.9 million principal amount of Existing Notes that, subject to the terms and conditions of those agreements, they will elect on or prior to the Early Tender Date to exchange their Existing Notes for New Notes.

Completion of the exchange offer and the consent solicitation is subject to the satisfaction or waiver of a number of conditions as set forth in the offering circular for the Exchange Offer.

The New Notes will bear interest at the rate of 9.75% per annum payable semi-annually commencing on the date that is six months following the settlement date

The exchange offer and the issuance of the New Notes have not been, and will not be, registered under the Securities Act. We are offering the New Notes only to "accredited investors" as defined in Rule 501(a) of the Securities Act.

Equity Financial Trust Company has been appointed the exchange agent for the exchange offer and the consent solicitation. Letters of Transmittal and Consents and all correspondence or queries in connection with the exchange offer should be sent to the exchange agent at the address set forth below:

Equity Financial Trust Company
200 University Ave., Suite 400
Toronto, ON M5H 4H1
Telephone: 416-361-0152
Toll-free: 1-866-393-4891

corporateactions@equityfinancialtrust.com

This press release does not constitute an offer to purchase or sell any securities or a solicitation of consents. Any offer to purchase or sell securities or solicitation of consents will be made by means of an offer to purchase or sell and consent solicitation statement and related letter of transmittal. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, purchase or sale would be unlawful.

Forward Looking Statements

Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Forward-looking information is provided as of the date of this news release only, it should not be relied upon as of any other date, and CSR assumes no obligation to update or revise this information to reflect new events or circumstances, except as expressly required by law. There can be no assurance that the securities purchase agreement will receive all necessary approvals or that the proposed transaction will be completed. Additional information, including a thorough discussion of the risk factors that can cause anticipated outcomes to differ from actual outcomes, will be contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

About Canadian Satellite Radio Holdings Inc.
To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit www.xmradio.ca.

About SIRIUS Canada
To find out more about SIRIUS visit www.sirius.ca.

%CIK: 0001354901

For further information:

Investor Relations

Morlan Reddock
416-408-6899

investor.relations@xmradio.ca

Media Inquiries

Trish Tervit
416-969-2809

ttervit@environicspr.com

CO: XM Canada
CNW 09:00e 25-FEB-11